Exhibit 99.3

Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Allied Gold Corporation (“Allied Gold” or the “Company”)

200 Bay Street

Royal Bank Plaza, North Tower

Suite 2200

Toronto, ON M5J 2J3

Item 2 Date of Material Change

January 26, 2026

Item 3 News Release

A news release with respect to the material change referred to in this report was issued and disseminated on January 26, 2026 through the facilities of GlobeNewswire and subsequently filed on Allied Gold’s SEDAR+ and EDGAR profiles.

Item 4 Summary of Material Change

On January 26, 2026, Allied Gold entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Zijin Gold International Company Limited (“Zijin Gold”), a public company listed on the Hong Kong Stock Exchange, pursuant to which, among other things, Zijin Gold will acquire all of the issued and outstanding common shares of Allied Gold (the “Arrangement”). The Arrangement will be implemented by way of a court-approved plan of arrangement (the “Plan of Arrangement”) in accordance with the Business Corporations Act (Ontario) (the “OBCA”).

Subject to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement, at the effective time of the Arrangement (the “Effective Time”), Zijin Gold will acquire all of the issued and outstanding common shares of Allied Gold (the “Shares”) and, in exchange, the holders of Shares (the “Shareholders”) will receive C$44.00 in cash for each Share held (the “Offer Price”).

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Arrangement

On January 26, 2026, Allied Gold entered into the Arrangement Agreement with Zijin Gold, pursuant to which, among other things, Zijin Gold will acquire all of the issued and outstanding Shares (the “Transaction”). The Arrangement will be implemented by way of a Plan of Arrangement in accordance with the OBCA and is subject to approval by the Ontario Superior Court of Justice (Commercial List) (the “Court”), the Shareholders and certain other conditions as described in more detail below. Upon completion of the Arrangement, Allied Gold’s shares will be delisted from the Toronto Stock Exchange and the New York Stock Exchange, Allied Gold will cease to be a reporting issuer under both Canadian and U.S. securities laws and Allied Gold will become a wholly-owned subsidiary of Zijin Gold. Subject to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement, at the Effective Time, each Share will be acquired by Zijin Gold in exchange for the Offer Price.

Outstanding convertible debentures (the “Debentures”) of Allied Gold will be acquired for cash based on the number of shares to be issued upon conversion of the Debentures under the cash change of control conversion price calculated in accordance with the terms of the debenture indenture dated August 30, 2023, multiplied by the offer price, together with accrued and unpaid interest.

Each restricted share unit, performance share unit and deferred share unit of Allied Gold that is outstanding immediately prior to the Effective Time will vest and will be transferred by the holder thereof to Allied Gold in exchange for a cash payment from Allied Gold equal to the Offer Price, and in the case of the performance share units, multiplied by the applicable Multiplier (as defined in Allied Gold’s performance share unit plan). Each stock option of Allied Gold that is outstanding immediately prior to the Effective Time will vest and will be transferred by the holder thereof to Allied Gold in exchange for an amount in cash equal to the amount (if any) by which the Offer Price exceeds the exercise price payable under such stock option by the holder thereof to acquire one whole Share.

Conditions to Completion of the Arrangement

Completion of the Arrangement is subject to a number of conditions, including among others, (a) approval of the Arrangement (the “Arrangement Resolution”) by not less than 66 2/3% of the Shareholders who vote (in person or by proxy) at a special meeting of Shareholders (the “Meeting”); (b) as required by Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), a simple majority of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting and entitled to vote at the Meeting voting together as a single class, excluding for this purpose any votes attached to Shares held by Persons described in items (a) through (d) of Section 8.1(2) of MI 61-101, in each case as modified by the interim order of the Court (the “Interim Order”); (c) the approval of the Arrangement by the Court in form and substance acceptable to each of Zijin Gold and Allied Gold, acting reasonably, (d) since the date of the Arrangement Agreement, there shall not have occurred any material adverse effect with respect to Allied Gold that has not been cured; (d) the receipt of certain required regulatory approvals, including under the Competition Act (Canada), Investment Canada Act and applicable competition and regulatory approvals in various jurisdictions globally including the People’s Republic of China (the “Key Regulatory Approvals”); (e) other standard conditions for the closing for transactions of this nature including receipt of required third party consents; and (e) Shareholders not having validly exercised dissent rights in connection with the Arrangement with respect to more than 5% of the outstanding Shares. The Transaction will not be subject to shareholder approval at Zijin Gold.

Representations, Warranties and Covenants

The Arrangement Agreement contains customary representations, warranties and covenants by each of Allied Gold and Zijin Gold, including covenants regarding the conduct of the businesses of Allied Gold in the ordinary course during the period between the date of the Arrangement Agreement and the Effective Time and to not engage in certain kinds of transactions or take certain actions during such period, subject to certain other exceptions set out in the Arrangement Agreement. In addition, each of Allied Gold and Zijin Gold has agreed to use its commercially reasonable efforts to obtain all required regulatory approvals, including the Key Regulatory Approvals.

Non-Solicitation and Right to Match

Allied Gold is subject to non-solicitation restrictions on its ability to directly or indirectly solicit, assist, initiate, knowingly encourage or otherwise facilitate an Acquisition Proposal (as defined in the Arrangement Agreement), from any person. However, Allied Gold may, prior to the approval of the Arrangement Resolution, enter into, participate in, facilitate and maintain discussions or negotiations with third parties that submit an unsolicited bona fide written Acquisition Proposal that Allied Gold’s board of directors (the “Board”) has determined in good faith, after consultation with its outside financial and legal advisors, constitutes or would reasonably be expected to constitute or lead to a Superior Proposal (as defined in the Arrangement Agreement), subject to the satisfaction of certain conditions. Subject to certain limitations, the Board upon receipt of a Superior Proposal may, following the expiration of a seven business day matching period, withdraw or change its recommendation in respect of the Arrangement in response to such superior proposal and/or enter into an Alternative Transaction Agreement (as defined in the Arrangement Agreement) in respect of such superior proposal.

The Arrangement Agreement further provides that, upon termination of the Arrangement Agreement under certain circumstances, Allied Gold is required to pay Zijin Gold a termination fee of C$220 million.

Interim Order, Shareholder Meetings and Timing

In accordance with the Arrangement Agreement, Allied Gold has agreed to make an application for the Interim Order. The Interim Order is expected to contain directions with respect to the Arrangement and the calling and conduct of the Meeting. Further information pertaining to the Arrangement will be contained in the management information circular that Allied Gold will mail to its shareholders in connection with the Meeting.

Subject to the satisfaction or waiver by the parties of all necessary closing conditions and the receipt of all required approvals, the parties anticipate completion of the Transaction in late April 2026. The Arrangement Agreement provides that the outside date for completion of the Arrangement is May 29, 2026, which date will be automatically extended by two months on up to two occasions in certain circumstances.

Fairness Opinions and Board Recommendations

After consultation with its outside financial and legal advisors and careful consideration of the recommendation of the special committee (the “Special Committee”) of the Board and the factors presented to it, the Board unanimously approved the Arrangement Agreement and recommends that Shareholders vote in favour of the Arrangement. Allied Gold retained Moelis & Company LLC and the Special Committee retained Scotia Capital Inc. (“Scotiabank”) as financial advisors, respectively, and Cassels Brock & Blackwell LLP is acting as Canadian legal counsel and Paul, Weiss, Rifkind, Wharton & Garrisson LLP as United States legal counsel in connection with the Arrangement. The Board and the Special Committee each received a fairness opinion from Scotiabank on January 24, 2026 to the effect that, subject to the assumptions, limitations and qualifications set out therein, the consideration is fair, from a financial point of view, to the Shareholders (excluding interested parties).

Zijin Gold engaged RBC Capital Markets as its financial advisor and Fasken Martineau DuMoulin LLP as its Canadian legal advisors in connection with the Arrangement.

Voting and Support Agreements

In connection with the execution of the Arrangement Agreement, directors and officers of Allied Gold representing approximately 15.4% of the issued and outstanding Shares entered into voting and support agreements (the “Voting and Support Agreements”), pursuant to which, among other things, they agreed, in their capacities as security holders and not in their capacities as directors or officers, to vote the shares held by them in favour of the Arrangement Resolution. The Voting and Support Agreements will terminate if, among other things, the Arrangement Agreement is terminated in accordance with its terms.

The above description of the Arrangement, the Arrangement Agreement, the Voting and Support Agreements and related matters is a summary only and does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement (including the Plan of Arrangement attached thereto) and the Voting and Support Agreements. A copy of the Arrangement Agreement and the form of Voting and Support Agreement have been filed on Allied Gold’s SEDAR+ and EDGAR profiles and are available for viewing at www.sedarplus.ca and www.sec.gov. The representations, warranties and covenants contained in the Arrangement Agreement and the Voting and Support Agreements were made only for purposes of each such agreement and as of specific dates, were solely for the benefit of the parties to the Arrangement Agreement and the Voting and Support Agreements, as applicable, may be subject to limitations agreed upon by the parties thereto, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Arrangement Agreement and the Voting and Support Agreements, as applicable, instead of establishing these matters as facts and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors and securityholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Allied Gold or Zijin Gold or any of their subsidiaries or affiliates. Full details of the Transaction will also be included in the meeting materials of Allied Gold, which are expected to be mailed to Shareholders by late February 2026 and will also be available under Allied Gold’s SEDAR+ profile and on EDGAR.

Strategic Review Process

The Transaction is the culmination of a comprehensive strategic review process undertaken by Allied Gold which commenced in 2024. The purpose of the review was multifaceted and included examination of operational and geopolitical risks and consideration of ways in which such risks should be mitigated, improvements to corporate financial strength by joint ventures, asset acquisitions for increased production and cash flows, and increased size and scale in order to increase industry and market relevance. The overall objective was to maximize shareholder value.

In connection with this process, the Company conducted a thorough assessment of its strategic, industry, and market positioning, prevailing market conditions, and organic value-creation opportunities, and evaluated a range of alternatives to improve its scale, financial flexibility, and market positioning, and ultimately maximize shareholder value.

Among other possibilities, the Company evaluated the continuation of Allied Gold as a standalone company, potential joint ventures or partnership arrangements, and pursuing asset-level and corporate-level acquisitions and business combinations, as well as other strategic transactions aimed at enhancing shareholder value.

Over the course of this period, the Company continued advancing optimizations at its operations and developing the Kurmuk project and the Sadiola phased expansion, while evaluating and pursuing various bolt-on acquisition opportunities, including exploration, development, and production targets in Africa, North America, and other regions.

Allied Gold also engaged in discussions with counterparties on potential transformative business combinations, ranging from mid-tier development and producing companies in Africa to diversified international precious metal producers. The Company also pursued alliances for certain assets in its portfolio to crystallize shareholder value and diversify risks, including asset-level investments, energy solutions, and corporate-level equity investments. Ultimately, these options were not pursued as the Company continued to improve its balance sheet and advance its development projects as the Company advanced discussions on acquisitions and business combinations involving larger assets complementary to Allied Gold's portfolio and operational footprint.

Through this process, and while Allied Gold pursued larger-scale asset purchases complementary to the Company’s jurisdictional presence, the Company received significant interest from certain industry participants in Allied Gold’s high-quality portfolio and growth profile, while its market profile, scale, and relative valuation and trading multiples remained relatively unchanged. This strong interest from certain industry participants led the Company to pursue a more focused and competitive process to accelerate the realization of shareholder value through a number of potential transactions that would complement Allied Gold's portfolio of assets or become part of a larger whole. This focused process was initiated in the summer of 2025 and involved active engagement with several parties, resulting in a competitive process.

As the targeted process progressed, the Company also pursued high-level large-scale asset transactions and as the Board reviewed the progress, an active engagement with select parties ensued on a possible sale of the Company on terms to be negotiated. The Board established the Special Committee to oversee the evaluation process and to engage and consider input from external legal and financial advisors. Following its review and deliberations, and after considering the relative merits, risks, and value implications of the available strategic alternatives as well as the Company’s market position, portfolio, scale and valuation, the Special Committee determined that the Transaction represented the most attractive and value-maximizing option for Shareholders and accordingly recommended approval of the Transaction to the Board.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

Sofia Tsakos, Chief Legal Officer and Corporate Secretary, Phone: (416) 363-4435.

Item 9 Date of Report

February 5, 2026

Cautionary Statement Regarding Forward-Looking Statements:

This material change report contains "forward-looking information" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company's strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as "plan", "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words or negative versions thereof, or statements that certain events or conditions "may", "will", "should", "would" or "could" occur. Forward-looking information included in this material change report includes, without limitation, statements with respect to the benefits of the Transaction to the Company’s shareholders, the anticipated meeting date and mailing of the meeting materials in respect of the special meeting of shareholders of the Company to be held to approve the Transaction and timing for completion of the Transaction and receiving the required regulatory and court approvals. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include risks associated with Allied Gold’s ability to obtain the required shareholder approval for the Transaction; timing of completion of the Transaction, including the risk that the conditions to the Transaction are not satisfied on a timely basis or at all and the failure of the Transaction to close for any other reason; the risk that a consent or authorization that may be required for the Transaction is not obtained or is obtained subject to conditions that are not anticipated; the response of business partners and retention as a result of the announcement and pendency of the Transaction; potential volatility in the price of the Shares due to the Transaction; the anticipated size of the markets and continued demand for the integrated business’s resources and the impact of competitive responses to the announcement of the Transaction; and the diversion of management time on Transaction-related issues; the state of the financial markets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form for the year ended December 31, 2024, which is available at www.sedarplus.ca and Allied Gold’s most recent annual report on Form 40-F filed with the United States Securities and Exchange Commission available at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's plans in connection with the completion of the Transaction and may not be appropriate for other purposes.